# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Ltd, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, China (F4), 00000
Date of event which requires filing of this statement: 07/22/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001708574

## Reporting persons
- OceanLink Partners Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 5,707,633 (5.02% of the class)
  Comment: (1) Represents 5707633 Class A Ordinary Shares in the form of ADSs.
  (2) Based upon 340,876,937 Class A Ordinary Shares outstanding as of 5/29/2025.

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Ltd
Address of issuer's principal executive offices:
1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, CHINA
00000

## Item 2. Person Filing
Name of person filing: OceanLink Partners Fund, LP
Address of principal business office or, if none, residence: The business address of OceanLink Partners Fund LP is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
Citizenship: OceanLink Partners Fund, LP - A Cayman Islands Exempted Limited Partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,707,633
Percent of class: 5.02
Sole power to vote or to direct the vote: OceanLink Partners Fund, LP - 0
Shared power to vote or to direct the vote: OceanLink Partners Fund, LP - 0
Sole power to dispose or to direct the disposition: OceanLink Partners Fund, LP - 0
Shared power to dispose or to direct the disposition: OceanLink Partners Fund, LP - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
CUSIP Number 0001853717 applies to the American Depository Shares (ADSs) of the issuer. Each ADS represents three Class A Ordinary Shares.

There is no CUSIP number assigned to the ordinary shares, CUSIP number 04965M106 has been assigned to the American Depositary Shares ("ADS") of the Issuer. Each ADS represents three Class A ordinary shares, which are quoted on the Nasdaq Global Select Market under the symbol "ATAT".

## Signatures
- OceanLink Partners Fund, LP: Richard Li, Richard Li (07/23/2025)